AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF GRANT HARTFORD CORPORATION
ADOPTED JULY 21, 2011

                     Pursuant to the provisions of Montana Codes Annotated ("MCA"), Section ("§") 35-1-231, the undersigned corporation executes the following Restated Articles of Incorporation. The provisions hereof constitute the Restated Articles of Incorporation of Grant Hartford Corporation. Further, as required by MCA § 35-1-231, the corporation hereby certifies that:

1

The Restated Articles of Incorporation purport to restate all those provisions of the original Articles of Incorporation, its Articles of Amendment dated April 7, 2009 (filed April 8, 2009) and its Amended And Restated Articles Of Incorporation dated July 9, 2010 in effect as of the date of filing hereof which are not amended in this Restatement, and such provisions, together with the amendment adopted in this form of this Restatement, constitute the Restated Articles of Incorporation of the Corporation.

2

Pursuant to MCA §§ 35-1-226 and 35-1-619 and Article III.2. of the Articles of Incorporation as amended by Articles of Amendment dated April 7, 2009, these Restated Articles of Incorporation contain amendments to said Article III relating to preferred shares of the stock of the Corporation which do not require shareholder approval and which were approved by unanimous consent of the Directors of the Corporation on August 8, 2011. The foregoing notwithstanding, at the Annual Meeting Of Shareholders properly and duly held July 21, 2011 in Missoula, Montana, the shareholders specifically authorized the Directors of the Corporation to amend Article III.3 regarding Preferred "A" shares in the manner the Directors concluded to be in the best interests of the shareholders. Said resolution so authorizing the Directors was passed by a vote of 24,683,194 to 0. The total number of shares issued and outstanding at the time was 33,181,606.

3

Pursuant to the unanimous consent of the Directors of the Corporation with effective date of August 8, 2011, the Restated Articles of Incorporation were approved by the Directors of the Corporation and supersede the original Articles of Incorporation of Grant Hartford Corporation as heretofore amended. The only amendment is the deletion of Article III, 3, as authorized.

                     The Restated Articles of Incorporation of Grant Hartford Corporation shall be as follows:

ARTICLE I
NAME OF CORPORATION

                     The name of this Corporation shall be Grant Hartford Corporation.

ARTICLE II
TERM OF EXISTENCE

                     The duration of this Corporation is to be perpetual.

ARTICLE III
STOCK

                     1.     The authorized capital stock of the said Corporation shall be two classes of stock, with one class being known as "Common Stock" and the second class being known as "Preferred Stock", with the following attributes:

A.	The Common Stock of the Corporation shall be divided into 100,000,000 shares of no par value and shall have one vote per share.

B.	The Preferred Stock of the Corporation shall be divided into 50,000,000 shares with a par value of $0.0001 per share and may be issued in series.

                     2.     The Board of Directors shall be delegated the power to designate the manner of issuing and the sale price per share of the Common Stock and Preferred Stock and shall also have the power to issue such stock in series and determine the specific preferences on each series of Preferred Stock issued.

ARTICLE IV
PROVISIONS FOR REGULATION OF THE CORPORATION'S INTERNAL AFFAIRS

                     1.     MEETINGS OF SHAREHOLDERS AND DIRECTORS. Meetings of the shareholders and directors of this Corporation may be held either within or without the State of Montana at such place or places as may from time to time be designated in the bylaws or by resolution of the Board of Directors.

                     2.     BYLAWS.     The initial code of bylaws of this Corporation shall be adopted by its Board of Directors. The power to amend or repeal the bylaws or to adopt a new code of bylaws shall be in the shareholders, but the affirmative vote of the holders of a simple majority of the shares outstanding shall be necessary to exercise that power. The bylaws may contain any provisions for the regulation and management of this Corporation which are consistent with the Montana Statutes applicable to business corporations and these Articles of Incorporation.

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                     3.     CONTRACTS IN WHICH DIRECTORS HAVE AN INTEREST. No contract or other transaction of this Corporation with any person, firm or corporation or no contract or other transaction in which this Corporation is interested shall be invalidated or affected by (a) the fact that one or more of the directors of this Corporation is interested in or is a director or officer of another Corporation, or (b) the fact that any director, individually or jointly with others, may be a party to or may be interested in the contract or transaction; and each person who may become a director of this Corporation is hereby relieved from any liability that might otherwise arise by reason of this contracting with this Corporation in which he may be interested.

                     4.     QUORUM REQUIREMENTS FOR SHAREHOLDERS' MEETINGS. At all meetings of shareholders, including adjourned meetings, the presence in person or by proxy of holders of a simple majority (50% plus one vote) of the outstanding shares entitled to vote shall constitute a quorum.

                     5.     POWER TO DECLARE DIVIDENDS. In furtherance and not in limitation of the powers conferred by the laws of the State of Montana, the Board of Directors is expressly authorized a nd empowered to determine whether any, and if any, what part, of the annual net profits of this Corporation or its assets in excess of its capital shall be declared in dividends and paid to shareholders.

ARTICLE V
INITIAL REGISTERED OFFICE AND REGISTERED AGENT OF THIS CORPORATION

                     The initial registered office of the said Corporation shall be 619 SW Higgins, Suite "O", Missoula, Montana 59803.

                     The initial registered agent of the said Corporation shall be Brian A. Blevins, located at the registered office set forth above.

ARTICLE VI
INCORPORATOR

                     The name and address of the incorporator are: Brian A. Blevins, 619 SW Higgins, Suite "O", Missoula, Montana 59803

                     IN WITNESS WHEREOF these Restated Articles of Incorporation have been

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                     executed on the 8th day of August, 2011.

__________________________________________ David L. Gilmer Corporate Secretary

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